January 20, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Max Sound Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51886 Filed March 31, 2011

Dear Ms. Sweeney:

We represent Max Sound Corporation (“Max Sound” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 4, 2012, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) filed on March 31, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010
Consolidated Financial Statements
Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

1.
In your response to prior comment 2 you indicate that the company acquired the sound diagrams and schematics related to the Max Sound technology. We further note your response to prior comment 5 that it was not until February 2011 that Max Sound was able to implement and put into service this technology. Please explain to us the nature of any modifications or further development the company needed to perform to get the Max Sound technology as acquired into a functional product/service, such as to perform audio transfer via the internet. Also, clarify for us the meaning of your Form 10-K disclosure on page 3 that "Max Sound has delivered and is working to implement a Codec for all Internet applications to process all audio/video content streamed or downloaded by consumers."

Response: From the date of purchase through December 31, 2010, the Company did not make any modifications to the Max Sound Technology, as no further development was needed in order to get the technology functioning as intended.

The technology, which was purchased during the second quarter of 2010, was not able to be put into service until the first quarter of 2011 due to logistical needs. At the time of purchase, the Company did not have the proper infrastructure necessary to market the technology. Subsequent to purchasing the technology, we entered into a lease agreement to secure a location that could provide the proper resources necessary to support the marketing of the technology, and hired additional staff to support the new office.

The meaning of the phrase "Max Sound has delivered and is working to implement a Codec for all Internet applications to process all audio/video content streamed or downloaded by consumers" was to illustrate that the Company's technology has Codec that will allow for the audio conversion on most playback devices which is what the delivered and working as the existing technology purchased in the second quarter of 2010, and is working on creating new Codec that can be used as an application on the newer playback devices.  There are different methods for which consumers utilize audio and even download such audio from the internet.  Thus, it is necessary for the Company to perform routine maintenance in order for the technology to work on new playback devices.  For instance, the Codec for the computer is different than the Codec used on mobile cellular devices.

2.
As a related matter, please explain the additional development of the technology that would need to be done to use the technology as acquired to convert existing audio Files from other playback devices. For example, we note your disclosure on page 3 of the Form 10-K describing the development of the embedded chip solution which appears to be intended for various playback devices.

Response: The technology when purchased was functional in converting any audio file in any audio file format into the Max Sound High Definition audio file format.  This was available for most playback devices, such as the majority of those in use as of the date of purchase.  Therefore, no additional development of the technology as acquired was needed in order for the technology to convert existing audio files into the Max Sound High Definition file format.  However, as discussed in the previous paragraph, it is necessary for the Company to perform routine maintenance in order for the technology to work on new playback devices.  The maintenance performed doesn't alter the original technology.  It merely allows the technology the ability to communicate with the new playback device.

The disclosure on page 3 of the Form 10-K describing the development of the embedded chip solution relates to having the technology actually embedded into a hardware chip on a consumer's device.  The chip being designed is intended to allow for manufacturers of playback devices to offer their playback devices with the Max Sound Audio technology preinstalled on their playback device at the time of purchase.  The design of this chip (albeit in the initial planning stage at that time) is not an enhancement of the technology, but merely an additional method of bringing the technology to market.  The Company is still searching for a customer/device manufacturer that has devices that will allow for (Max Sound) chip on their devices.  When this customer/device manufacturer is located, the Company will then work with the customer/manufacturer to develop the chip on their devices.

3.
In your response to prior comment 2 you indicate that there were no existing or pending patents on the Max Sound technology at the time of acquisition. Please explain to us more fully your consideration of the lack of patent protection at the time of acquisition in your determination of the estimated useful life of the Max Sound technology. Specifically explain how your intent to use the technology to transfer audio via the internet impacts the conclusion that having or not having a patent does not limit nor extend the useful life of this technology.

Response: In our determination of the useful life of the Max Sound Technology, we determined that having or not having a patent on the technology doesn't limit the useful life nor would it impact that fact that the technology would contribute to the cash flows of the Company for the foreseeable future.  We acknowledge that in some cases having a patent would restrict competition, and thus perceive to provide higher levels of cash flow with possible restricted competition.  However, the determination of the useful life of the Max Sound Technology is based on whether there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the Company, not the amount that is expected to contribute to the cash flows of the Company.

One of the Company's intended use of the technology is via the internet and such use does not require a patent.  The Company is not required to obtain a patent in order to utilize and market their technology.  We acknowledge that patented technology allows for a Company to have legal recourse against competitors from making, using, or offering for sale, or selling the technology throughout the United States or importing the technology into the United States, and is a main reason why the Company applied for their patent.  By obtaining a US Patent, the Company is attempting to limit competition for their product and protect the integrity of the technology within the US.  However, the protection that a Company appears to realize by obtaining a patent can also be achieved through computer coded protection steps (passwords, intricate computer coding, etc.) when dealing with the "internet" world.  The "internet world" extends to locations that are not governed by the laws of the United States of America, and such these locations are not bound by US patent terms either.  Therefore, for locations outside of the USA, it is in the Company's best interest to have sound computer controls to protect the integrity of the technology in order to prevent piracy, theft, or duplication than merely just relying on a US patent.  The Company believes that they have taken the necessary steps to protect their technology from internet piracy or theft, by installing state of the art computer coded protections and will continue to update their technology piracy prevention as needed.

As noted above, a US patent, nor the time frame of a US patent, does not extend or limit the useful life of an asset, but merely attempts to limit competition within the US.  A US patent does not have any impact on locations outside of the US, and a patent has no bearing on the how this technology is used or in the manner in which it can be used.  The useful life of an asset is determined by the definition that there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity.  It was our conclusion that having a US Patent or not having a US Patent does not present any limitations on the usefulness of the technology nor limit the time over which the technology will contribute to the cash flows of the Company.

4.
Please explain to us more fully the basis for your conclusion in response to prior comment 2 that the 20 year (patent) time frame does not present a foreseeable limit on the period of time over which the technology is expected to be used and/or contribute to cash flows of the company.

Response: Our conclusion that a 20 year patent time frame does not present a foreseeable limit on the period of time over which the technology is expected to be used and/or contribute to cash flows of the Company was based on the same premise that having or not having a patent doesn't extend or limit the useful list of the technology (as discussed in comment 3, above).   Therefore, it is not necessary to consider the time frame of a patent on the useful life analysis of the Max Sound Technology.  However, the reason the Company applied for a twenty year (20) patent was based on the fact that the US Patent office does not grant patents longer than 20 years.

5.
In your response to prior comment 3 you indicate that in evaluating the useful life of the Max Sound technology you evaluated the necessary improvements and/or revisions to stay in front of the technological curve. We further note your conclusion that the estimated required maintenance to maintain the future cash flows was not material, less than 5%, in relation to the carrying value of the asset. Please explain to us how you define improvements and revisions compared to maintenance of the technology. As noted in prior comment 3, consistent with ASC 350-30-35-3(f), enhancements to the technology should not be considered in your determination of the estimated useful life. In your response, clarify the specific applications the technology, at the time of acquisition, was essentially operational for without additional modification, manipulation, or revision.

Response: In reference to the definition of improvements/revisions compared to maintenance of the technology in our determination of the useful life of the technology, we determined that enhancements (improvements/revisions) were actions taken by the Company that would alter the existing technology in such a way that would be material enough both in cost and function to warrant capitalization as such that a new and separate intangible asset was created.  Maintenance is defined as any other action needed over time that is not material enough both in cost and function that would not warrant capitalization and would allow the existing technology to continue to work as designed.  Our analysis did not take into account any future enhancements to the technology in determining the technology's useful life.  At the time of purchase, the technology was operational to enhance post production audio or stand alone audio in any file format such as the WAV format used in Compact Disc, the AAC format used by Macintosh based audio like Itunes, and/or MP3 which is standard audio used in personal computers, phones, etc. into Max Sound High Definition for improved audio without additional modification, manipulation, or revision.

6.
In your response to prior comment 3 you indicate that the company determined that the technology acquired was at the forefront of the technology curve. Please explain to us more fully the company's consideration of the rate of technological advances and trends in the higher fidelity audio industry. Refer to ASC 350-30-35-3(e).

Response: In our prior comment, we explained that our analysis determined that the technology was at the forefront of the technology curve based on the determination that the technology is utilizing one of the latest technological advances in recent history (the internet) to enhance one of the most widely used facets of this technology (audio transfers) in addition to its ability to enhance all known existing audio playback modes.  In other words, the internet and portable digital devices (I-Pods, MP3 players, etc.) have replaced the way consumers listen to audio.  Over the last ten years, we have seen technological advances made in high definition television, surround sound capabilities, and even 3-D television which have transformed the media experience.  However, we have yet to see any technology that enhances existing audio so that it better received/understood by the human ear while also decreasing its file size.

When audio is recorded in a studio is it typically recorded in the 24-bit format and through conversion/transfer to a digital file, the 24-bit format audio is reduced to 16-bit format audio and even further compressed/reduced when transferred over the internet.  The compression of the audio files shrinks the audio file in such a way that eliminates some of the sound (reducing sound quality) in order to fit more audio files on the playback devices and reduce the time to download the audio files on these devices.  Thus, the audio that is heard on these devices is of a lesser quality.

The Max Sound technology takes this compressed file and brings it back to a format that is comparable to the 24-bit format while at the same time not increasing the file size.  Thus, the technology creates a better listening experience for the consumer and does not increase the download time or decrease the number of songs one is able to download to a playback device.

ASC 350-30-35-3(e), states as a factor to be used in an estimated useful life analysis is "known technological advances" at the time of purchase.  We concluded that the technological advances that were occurring in the higher fidelity audio industry were more geared to developing different playback devices for consumers to listen to downloaded audio and not geared towards creating a better sound to the ear while not increasing the file size.  Based on the design of the Max Sound Technology in that it works to enhance downloaded audio to a sound quality comparable to the originally recorded 24-bit format while not increasing the file size, and the increasing trend of consumers to utilize compressed audio, we concluded that the technology was at the forefront of the technology curve for the higher fidelity audio industry.  Further, we concluded that there were no known technological advances or trends at the time of purchase that were known to enhance the audio above the originally recorded 24-bit technology while decreasing the file size.

7.
In your response to prior comment 4 you indicate that the Max Sound technology will be marketed primarily through the internet and mainly to consumers that utilize the internet for the sharing of audio. Based on press releases from the company, such as the July 18, 2011 Form 8-K announcing the licensing agreement with Flying Pig Productions and the November 16, 2011 announcement of the company's participation in the Akamai NetAlliance Partner Program for Digital Media, and consistent with your Form 10-K disclosure it appears as though the technology will be marketed to entities such as content creators, media companies, and network broadcasters. Therefore, as previously requested, please explain to us more fully how you considered competitive factors, such as those indicated in prior comment 4, based on the company's facts and circumstances in existence at the time of the purchase of the Max Sound technology rights.

Response: In our prior comment 4, we explained our determination of the competitive factors that existed at the time of purchase as they related to the intended use of the technology at the time of purchase.  Your comment 7 references events that happened subsequent to the purchase date and the determination of the useful life of the technology.  Further, these events that occurred almost one year after initial purchase are consistent with the Company's intentions to make the technology available to all consumers and to take advantage of any new revenue channels that emerge.  We acknowledge the disclosure in the Form 10-k of the intentions of management to market their technology to entities such as content creators, media companies, and network broadcasters, and reiterate that these actions are merely the Company's philosophy to further market the technology to new revenue channels.

In our analysis of competitive factors that existed at the time of purchase, we acknowledged that there were Companies in the market that offered similar products that had brand recognition, existing and prior working relationships within the industry, and additional resources for activities such as research and development, and sales and marketing.  These factors would appear to provide increased competition which could be interpreted as decreased cash flows to the Company.  However, these factors do not negate the fact that there is no foreseeable limit on the period of time which the technology is expected to contribute to the cash flows of the Company.

As noted in our prior comment 4, we believe those factors listed in your comment to us are comparable to an impairment analysis versus a useful life analysis.  We believe those factors are governed by ASO 350-30-35-18 and are not factors to consider in the application of ASC 350-30-35-(1-5) at the time of purchase.

8.
In your response to prior comment 4 you indicate that the company's prior knowledge in internet based marketing will allow the company to successfully compete for customers via the internet immediately. Considering the company's nominal revenues generated since inception, please explain to us more fully the company's objective factual evidence that prior knowledge in internet based marketing will allow the company to successfully compete for licensing arrangements with content providers and other media companies.

Response: In our prior response comment 4, we indicated that the Company's knowledge in internet based marketing would allow the Company to successfully compete for customers via the internet immediately.  By saying that, we were referring to the knowledge of the Company's management in not only internet marketing, but also in having the ability to bring emerging technologies to market, and not necessarily the operating history of the Company.  We acknowledge the fact the Company has generated nominal revenue in the past.  However, Company's management has a history of success with many different organizations within a wide range of backgrounds.  We ask that you look at pages 16 and 17 of the Form 10-k for the year ended December 31, 2010 for further details.

For example, Mr. Halpern, from the period 2002 to 2007, was the CEO and majority shareholder of a Company whose main focus was bringing emerging technologies to the commercialized market.  As the CEO of this past company, he was able to take a technology (converting corn hulls into fat replacement) that was deemed unable to be commercialized by one of the largest international food companies and successfully commercialize the technology to the point that the technology gained international recognition and won an award for being the "Most Innovative Food Ingredient" at the International Food Technology Show in 2004.  In 2004, the Company built its first ever plant to mass produce product (using the technology) that was then sold to food manufactures in the US and internationally.  The Company that Mr. Halpern left in 2007 is still in operation today and the initial technology is still being used by this Company.  In addition, there are currently 21 pending derivative patents from this same technology that bears Mr. Halpern's name as one of two inventors.

Upon our evaluation of the prior work experience of Company management, we determined that not only do they possess the experience to bring emerging technologies to market, but they have proven track records of helping to build successful companies.

When the technology was purchased, the initial market to reach consumers was via the internet.  The technology was then to be marketed to other markets including content providers and other media companies.  It was the intention of management at the time of purchase to develop an internet based demand for their technology while at the same time exposing the technology to the best of the best in the music, film, and technology industry.  The Company's plans included having demos for top executives (musicians, actors, technology experts) in the music, film, and technology industry in order for them to experience the difference made by their technology.  In addition, the Company planned on appointing some of these same top people to their advisory board in order to assist them in making an impact in front of content providers and media companies.

9.
In your response to prior comment 5 you indicate that the prior owners of the Max Sound technology did not have any customers or contractual relationships and that they had not generated any revenue or cash flow from the Max Sound technology. Considering the lack of historical experience of generating cash flows or having customer relationships, please describe for us more fully how you considered whether there was sufficient factual evidence to support the conclusion that the Max Sound technology, as acquired, would generate cash flows for the company at all and beyond to foreseeable future. Please refer to the examples in ASC 350-30-55-2 through 55-28F illustrating different intangible assets and how they should be accounted for in accordance with ASC 350-30-35, including determining whether the useful life of an intangible asset is indefinite.

Response: When the technology was purchased, it was at a stage that program development had been completed and the owners were going to begin to market their technology.  The fact that the prior owners didn't have any customers or contractual relationships, was due to the prior owners had not begun the marketing of the technology.  As stated in comment 8 above, we evaluated the historical experience of Company's management in determining that the Company possessed the ability to bring emerging technologies to market.

In our evaluation, we also reviewed the examples as stated ASC 350-30-55-2 through 55-28F, and were unable to find one example that closely resembled the technology purchased and its' intended use at the time of purchase.  However, we did note the following statements within these examples that assisted us in evaluating the technology and determining it to have an indefinite useful life.

ASC 350-30-55-12 (Example 4:  Acquired Broadcast License Deemed to Have an Indefinite Life) states "The technology used in broadcasting is not expected to be replaced by another technology in the foreseeable future.  Therefore, the cash flows from that license are expected to continue indefinitely."  We compared that to the Max Sound Technology and determined that there were no known technologies in place at the time of purchase or in the foreseeable future that were intended to replace this technology.  It is not to say that similar technology was not available in the market because there are competitors with similar technology.  However, the Company believes their technology is different in that it delivers higher quality audio, doesn't require any additional equipment for use, and can lower the file size to save on internet bandwidth.

ASC 350-30-55-13 states "The broadcast license would be deemed to have an indefinite useful life because cash flows are expected to continue indefinitely…The license would be tested for impairment in accordance with paragraphs 350-30-35-18 through 35-20."  The conclusion in this example doesn't warrant the need to determine the amount of cash flows to determine useful life rather that the cash flows are expected to continue indefinitely.  It is this conclusion that we used as a factor in determining the useful life of the Max Sound Technology.

Sincerely, /s/ Christine M. Melilli, Esq. Christine M. Melilli, Esq.